Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Corus Entertainment announces first quarter results

     <<
     -   Earnings per share of $0.94 for first quarter, up 8% from prior year
     -   Combined Radio and Television revenues up 4% for first quarter
     -   Segment profit of $83 million, up 4% for first quarter
     >>

     TORONTO, Jan. 9 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced its first quarter financial results today, led by continued revenue growth from its broadcasting businesses.

     "We executed well on our operating strategies and delivered solid increases in revenues and segment profit," said John Cassaday, President and
CEO of Corus Entertainment Inc. "In Q1, we invested in programming and marketing to continue our growth momentum. These solid results were in line with our expectations and our continued confidence in our business has enabled us to once again substantially increase our dividend. We are also pleased to have announced our intention to extend our share buyback program."

     First Quarter Results
     ---------------------

     Consolidated revenues for the first quarter ended November 30, 2007 were
$214.8 million, up 3% from $209.2 million last year. Consolidated segment profit was $83.4 million, up 4% from $79.9 million last year. Net income for the quarter was $39.4 million ($0.94 basic and $0.91 diluted), up 7% compared to net income of $36.7 million ($0.87 basic and $0.85 diluted) last year.

     Corus Television contributed quarterly revenues of $126.1 million, up 3%
from $122.6 million last year, led by specialty advertising growth of 2% and subscriber revenue growth of 4%. Quarterly segment profit increased to
$62.9 million, up 4% from $60.5 million last year.

     Corus Radio revenues were $79.5 million, up 5% from $75.6 million last year. Segment profit was $25.5 million, up 8% from $23.6 million last year.

     Corus Content revenues were $9.6 million, down 19% from $11.7 million last year. Segment profit was $0.5 million, compared to $1.0 million last year.

     Corus has continued to purchase shares under its Normal Course Issuer Bid announced in fiscal 2006 and renewed in February 2007. In the first quarter of fiscal 2008, the Company purchased for cancellation 659,900 Class B Non-Voting
Shares at an average price of $49.01 per share. In December 2007, a further
125,300 Class B Non-Voting Shares were purchased and cancelled.

     Corus Entertainment Inc. reports in Canadian dollars.

     About Corus Entertainment Inc.

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse,
W Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

     The unaudited consolidated financial statements and accompanying notes for the quarter ended November 30, 2007 and Management's Discussion and
Analysis are available on the Company's website at
http://www.corusent.com/corporate/investor_information/press_releases.asp.

     A conference call with Corus senior management is scheduled for
January 9, 2008 at 9 a.m. ET / 8 a.m. CT / 7 a.m. MT / 6 a.m. PT. While this call is directed at analysts and investors, members of the media are welcome to listen in. The dial-in number for the conference call is (866) 322-2356
(North America) or (416) 640-3405 (International). PowerPoint slides for the call will be posted at 8:45 a.m. ET on January 9, 2008 and can be found on the
Corus Entertainment website at:
http://www.corusent.com/corporate/investor_information/index.asp.

     This statement contains forward-looking information and should be read subject to the following cautionary language:

     To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws
(collectively, "forward-looking statements"). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe",
"anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities
(or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to
Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arises after the date thereof or otherwise.

     <<
                           CORUS ENTERTAINMENT INC.
                          CONSOLIDATED BALANCE SHEETS

                                                                      As at
     (unaudited)                                   November 30,     August 31,
     (in thousands of Canadian dollars)                2007            2007
     -------------------------------------------------------------------------
     ASSETS
     Current
     Cash and cash equivalents                         11,847          33,347
     Accounts receivable                              185,936         151,380
     Prepaid expenses and other                        13,234          10,921
     Program and film rights                          127,555         125,068
     Future tax asset                                  10,140          13,518
     -------------------------------------------------------------------------
     Total current assets                             348,712         334,234
     -------------------------------------------------------------------------

     Tax credits receivable                            23,435          16,875
     Investments and other assets                      19,383          17,492
     Property, plant and equipment, net                76,369          78,342
     Program and film rights                          101,106          90,687
     Film investments                                  69,869          66,593
     Deferred charges                                       -           4,100
     Broadcast licenses                               532,812         532,812
     Goodwill                                         795,817         795,832
     -------------------------------------------------------------------------
                                                    1,967,503       1,936,967
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current
     Accounts payable and accrued liabilities         173,914         166,083
     Income taxes payable                              11,476           1,474
     -------------------------------------------------------------------------
     Total current liabilities                        185,390         167,557
     -------------------------------------------------------------------------

     Long-term debt                                   626,482         610,697
     Other long-term liabilities                       57,568          64,773
     Future tax liability                             104,039         102,851
     Non-controlling interest                          14,813          15,196
     -------------------------------------------------------------------------
     Total liabilities                                988,292         961,074
     -------------------------------------------------------------------------

     SHAREHOLDERS' EQUITY
     Share capital                                    875,052         882,244
     Contributed surplus                               11,534          10,250
     Retained earnings                                104,578          95,568
     Accumulated other comprehensive loss             (11,953)        (12,169)
     -------------------------------------------------------------------------
     Total shareholders' equity                       979,211         975,893
     -------------------------------------------------------------------------
                                                    1,967,503       1,936,967
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                       CONSOLIDATED STATEMENTS OF INCOME

     (unaudited)                                          Three months ended
     (in thousands of Canadian dollars                       November 30,
      except per share amounts)                          2007            2006
     -------------------------------------------------------------------------
     Revenues                                         214,825         209,198
     Direct cost of sales, general and
      administrative expenses                         131,435         129,281
     Depreciation                                       5,769           5,166
     Amortization                                           -             566
     Interest expense                                  10,989           8,872
     Other expense, net                                 3,887           6,522
     -------------------------------------------------------------------------
     Income before income taxes and
      non-controlling interest                         62,745          58,791
     Income tax expense                                22,138          20,638
     Non-controlling interest                           1,220           1,484
     -------------------------------------------------------------------------
     Net income for the period                         39,387          36,669
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Earnings per share

       Basic                                            $0.94           $0.87
       Diluted                                          $0.91           $0.85
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                          Three months ended
     (unaudited)                                             November 30,
     (in thousands of Canadian dollars)                  2007            2006
     -------------------------------------------------------------------------
     Net income for the period                         39,387          36,669
     Other comprehensive income (loss), net of tax
       Unrealized foreign currency translation
        adjustment                                       (972)            621
       Unrealized change in fair value of
        available-for-sale investments                    183               -
       Unrealized change in fair value of cash flow
        hedges                                         (6,002)              -
     -------------------------------------------------------------------------
                                                       (6,791)            621
     -------------------------------------------------------------------------
     Comprehensive income for the period               32,596          37,290
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                                          Three months ended
     (unaudited)                                             November 30,
     (in thousands of Canadian dollars)                  2007            2006
     -------------------------------------------------------------------------
     Share capital
     Balance, beginning of period                     882,244         870,563
     Issuance of shares under Stock Option Plan         6,768           2,371
     Shares repurchased                               (13,960)           (821)
     -------------------------------------------------------------------------
     Balance, end of period                           875,052         872,113
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Contributed surplus
     Balance, beginning of period                      10,250           6,878
     Stock-based compensation                           1,869             918
     Exercise of stock options                           (585)           (223)
     -------------------------------------------------------------------------
     Balance, end of period                            11,534           7,573
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Retained earnings
     Balance, beginning of period                      95,568          51,585
     Cumulative impact of accounting changes           (1,594)              -
     -------------------------------------------------------------------------
     Adjusted opening balance                          93,974          51,585
     Net income for the period                         39,387          36,669
     Dividends                                        (10,403)         (9,041)
     Share repurchase excess                          (18,380)           (762)
     -------------------------------------------------------------------------
     Balance, end of period                           104,578          78,451
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Accumulated other comprehensive loss
     Balance, beginning of period                     (12,169)        (11,528)
     Cumulative impact of accounting changes            7,007               -
     -------------------------------------------------------------------------
     Adjusted opening balance                          (5,162)        (11,528)
     Other comprehensive income (loss)                 (6,791)            621
     -------------------------------------------------------------------------
     Balance, end of period                           (11,953)        (10,907)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                          Three months ended
     (unaudited)                                             November 30,
     (in thousands of Canadian dollars)                  2007            2006
     -------------------------------------------------------------------------
     OPERATING ACTIVITIES
     Net income for the period                         39,387          36,669
     Add non-cash items:
       Depreciation                                     5,769           5,166
       Amortization of program and film rights         36,077          32,201
       Amortization of film investments                 4,916           7,868
       Other amortization                                   -             566
       Future income taxes                              4,921           2,718
       Non-controlling interest                         1,220           1,484
       Stock-based compensation                         2,884           1,919
       Other                                            2,538             730
     Net change in non-cash working capital
     balances related to operations                   (33,683)        (24,976)
     Payment of program and film rights               (42,297)        (37,946)
     Net additions to film investments                (17,744)        (14,386)
     -------------------------------------------------------------------------
     Cash provided by operating activities              3,988          12,013
     -------------------------------------------------------------------------

     INVESTING ACTIVITIES
     Additions to property, plant and equipment        (4,219)         (5,492)
     Business combinations                                332         (46,645)
     Net change in other investments and assets        (1,135)             54
     Decrease in public benefits associated with
      acquisitions                                     (1,896)         (1,258)
     -------------------------------------------------------------------------
     Cash used in investing activities                 (6,918)        (53,341)
     -------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Increase in bank loans                            19,828          49,627
     Decrease in other long-term liabilities             (158)           (168)
     Issuance of shares under stock option plan         6,183           2,148
     Shares repurchased                               (32,340)         (1,583)
     Dividends paid                                   (10,480)         (9,039)
     Dividend paid to non-controlling interest         (1,603)              -
     -------------------------------------------------------------------------
     Cash provided by (used in) financing activities  (18,570)         40,985
     -------------------------------------------------------------------------

     Decrease in cash and cash equivalents during
      the period                                      (21,500)           (343)
     Cash and cash equivalents, beginning of period    33,347          43,636
     -------------------------------------------------------------------------
     Cash and cash equivalents, end of period          11,847          43,293
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                           CORUS ENTERTAINMENT INC.
                         BUSINESS SEGMENT INFORMATION

     Three months ended November 30, 2007

                                   Tele-                       Elimi- Consoli-
                           Radio  vision  Content  Corporate  nations  dated
     -------------------------------------------------------------------------
     Revenues             79,525  126,119    9,557        -     (376) 214,825
     Direct cost of
      sales, general
      and administrative
      expenses            54,054   63,250    9,086    5,646     (601) 131,435
     -------------------------------------------------------------------------
     Segment profit       25,471   62,869      471   (5,646)     225   83,390
     Depreciation          1,419    2,626       36    1,688        -    5,769
     Interest expense        247      874      643    9,225        -   10,989
     Other expense, net      (34)   3,459      753     (291)       -    3,887
     -------------------------------------------------------------------------
     Income before
      income taxes and
      non-controlling
      interest            23,839   55,910     (961) (16,268)     225   62,745
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Three months ended November 30, 2006

                                   Tele-                       Elimi- Consoli-
                           Radio  vision  Content  Corporate  nations  dated
     -------------------------------------------------------------------------
     Revenues             75,591  122,641   11,746        -     (780) 209,198
     Direct cost of
      sales, general
      and administrative
      expenses            51,942   62,159   10,739    5,398     (957) 129,281
     -------------------------------------------------------------------------
     Segment profit       23,649   60,482    1,007   (5,398)     177   79,917
     Depreciation          1,369    2,810       25      962        -    5,166
     Amortization              -      266        -      300        -      566
     Interest expense        230       39       90    8,513        -    8,872
     Other expense, net      435    5,416    1,222     (551)       -    6,522
     -------------------------------------------------------------------------
     Income before
      income taxes and
      non-controlling
      interest            21,615   51,951     (330) (14,622)     177   58,791
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00013131EF          %CIK: 0001100868

     /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
     (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 07:02e 09-JAN-08